UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

Arbe Robotics Ltd. (the “Company”) Chief Financial Officer, Karine Pinto-Flomenboim, has accepted the position of Chief Financial Officer at Valens Semiconductor (NYSE: VLN). Ms. Pinto-Flomenboim will leave her position with the Company on August 8, 2026, following the release of the Company’s Q2’26 financial results. The Board of Directors of the Company has initiated a process of finding a new permanent Chief Financial Officer.

INCORPORATION BY REFERENCE

This report on Form 6-K is incorporated by reference in any registration statements on Form F-3 or Form S-8 that incorporate by reference material filed by the Company with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arbe Robotics Ltd.

Date: June 22, 2026	By:	/s/ Ram Machness
		Name:	Ram Machness
		Title:	Chief Executive Officer

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